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(852) 3740-4850

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JULIE.GAO@SKADDEN.COM

PARTNERS

JOHN ADEBIYI¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM¿*

CLIVE W. ROUGH¿

JONATHAN B. STONE*

ALEC P. TRACY*

¿(ALSO ADMITTED IN ENGLAND & WALES)

*(ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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February 27, 2015

Confidential

Draft Registration Statement

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd.
Confidential Submission of Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 relating to a proposed initial public offering of the Company’s ordinary shares to be represented by American depositary shares in the United States (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements of the Company

The Company has included in this submission its audited consolidated financial statements as of December 31, 2013 and 2014 and for each of the two years ended December 31, 2013 and 2014.

As an “Emerging Growth Company” as defined in the JOBS Act, the Company has included selected financial information for the two years ended December 31, 2013 and 2014, and omitted the year ended December 31, 2012. The Company commenced its business operations in March 2012.

*         *         *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.
Yu Cong, Chief Financial Officer, Yirendai Ltd.
Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Chris Lin, Esq., Simpson, Thacher & Bartlett LLP